NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS FIRST QUARTER 2012 RESULTS

Management to Host Conference Call and Webcast on May 15, 2012 at 4:30 PM ET to Discuss First Quarter Results

JACKSONVILLE, Fla., May 15, 2012 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported a net loss of $4.1 million, or $0.06 per share, for the first quarter of 2012.  This compares to a  net loss of $3.4 million, or $0.06 per share, for the same period in 2011. The increase in the net loss is a direct result of a $0.7 million, or 20%, increase in operating expenses arising primarily from litigation expenses.

The Company used approximately $3.1 million in cash for continued operations during the first quarter of 2012 and invested approximately $0.3 million in the continued expansion of its intellectual property portfolio. ParkerVision ended the first quarter of 2012 with approximately $1.8 million in cash, cash equivalents and available for sale securities.  In April 2012, the Company completed the sale of 8.1 million shares of common stock for net proceeds of approximately $8.3 million.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “We continue to make progress in our programs with VIA Telecom’s handset OEM customer and in our preparation for the upcoming Markman hearing for our patent infringement litigation against Qualcomm.  We believe that our intellectual property portfolio is central to the current and future developments in the wireless communications industry and we will continue to evaluate strategies for commercialization and monetization of this valuable portfolio.”

Conference Call

ParkerVision will host a live conference call on Tuesday, May 15, 2012 at 4:30 p.m. Eastern time to review its first quarter 2012 financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2011 and the Form 10Q for the quarters ended March 31, 2012. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

(in thousands, except per share amounts)	Three Months Ended March 31,
	2012	2011
Service revenue	$-	$-
Cost of sales	-	-
Gross margin	-	-

Research and development expenses	2,039	1,938
Marketing and selling expenses	395	342
General and administrative expenses	1,641	1,108
Total operating expenses	4,075	3,388

Interest and other income	7	18

Net loss	$(4,068)	$(3,370)

Basic and diluted net loss per common share	$(0.06)	$(0.06)

Weighted average shares outstanding	67,607	52,897

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)	March 31, 2012 (unaudited)	December 31, 2011
Cash and available for sale securities	$1,810	$5,240
Prepaid and other current assets	627	662
Property and equipment, net	395	351
Intangible assets, net	9,000	9,004
Other assets	464	585
Total assets	$12,296	$15,842

Current liabilities	$1,574	$1,363
Long term liabilities	116	138
Shareholders’ equity	10,606	14,341
Total liabilities and shareholders’ equity	$12,296	$15,842

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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